

March 19, 2012

Via Facsimile
J. Chad Guidry
Chief Executive Officer
ATVROCKN
1813 Winners Cup Dr.
Las Vegas, NV 89117

> **Re: ATVROCKN**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-176909**

Dear Mr. Guidry:

We have reviewed your responses to the comments in our letter dated January 18, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue. We also note your legal analysis but were not persuaded that you are not a shell company. We note throughout the prospectus that you have deleted language indicating that you are considered a shell company. We note that you have a limited history and limited operations and assets. Please consider your first three risk factors. In this regard, please revise the prospectus throughout to reinsert such language and to clarify that you are considered a shell company.

Prospectus Summary, page 3

Our Company, page 3

2. We note that the cost to produce and ship your first 25 housing units changed from $5,750 in earlier versions of your filing to $2,966 in this filing. Please tell us why the amount changed.

3. In the fourth paragraph in this section you refer to the buyback of the preferred shares, but the buyback has not been described to this point. Please revise this section to describe the terms and conditions of, and amount payable for, the buyback.

4. We note your response to our prior comment 8 and reissue. We note your disclosure in the fifth paragraph that based on your current burn rate and cash reserves you will run out of funds in June 2012. Please revise the fourth paragraph to disclose your current cash balance as of the most recent practicable date. In this regard, we note that you provided this information as of November 30, 2011 and not as of the most recent practicable date. Please also revise the Liquidity and Capital Resources section on page 35 accordingly.

5. We note that you have received loans from a director in the three month period ending November 30, 2011 and in December 2011. We also note that these loans are payable on demand. Please revise the fourth paragraph to briefly describe these related-party loans to include the amounts outstanding, interest rates and repayment terms. Please also confirm that your monthly burn rate, pre and post offering, and the month that you will run out of funds factor in these additional loans. Please also revise the Liquidity and Capital Resources section on page 35 in a similar manner. Please also file any agreements governing these loans as exhibits in your next filing.

Termination of Offering, page 4

6. Please revise the first sentence to clarify the termination date of your offering.

Risk Factors, page 6

7. Please revise to include a risk factor to discuss the recent related-party loans to include any risks related to your ability to repay these loans and any risks due to the loans being payable on demand. Please also revise the first risk factor on page 7 to include disclosure related to these related-party loans.

We have an outstanding promissory note, page 7

8. Refer to your response to our prior comment 14. You continue to refer here to the need to pay off the Berger note by May 23, 2012 without discussing the consequences if the note is not paid off by this date. From your response to our prior comment 17 it appears that the note is in default if not paid off on or before this date, and that the note becomes fully payable at that point. We also did not identify elsewhere in the filing, particularly in the notes to the financial statements, the significance attributed to this date in regard to default of the note. Please revise here and elsewhere appropriate in the filing (the notes to the financial statements in particular) to discuss the significance and consequences associated with nonpay-off of the note on or before this date.

Use of Proceeds, page 16

9. Please advise, with a view towards revised disclosure in this section, whether any proceeds will be used to repay any portion of the recent related-party loans.

Management's Discussion and Analysis or Plan of Operation, page 32

Results of Operations, page 35

From December 27, 2010 (Inception) through November 30, 2011, page 35

10. Since revenues were generated in October 2011, it appears that revenues would be reported through the period ended November 30, 2011. Please revise as appropriate.

Certain Relationships and Related Transactions, page 43

11. Please revise to include the information required by Item 404(d) of Regulation S-K related to the recent related-party loans.

Financial Statements, page 45

Unaudited Interim Condensed Statement of Operations, page F2-b

12. The first line item titled "net loss" should be described as "operating loss." Please revise.

Notes to Financial Statements, pages F-6a and F-4b

13. We note your responses to our prior comments 16 and 17. We understand that the principal of the Berger note as reported at November 30, 2011 is the remaining discounted balance of $24,989, consisting of principal of $25,000 less unamortized discount of $11. However, we believe there are several things that continue to need to be clarified and made consistent throughout your filing in regard to the Berger note and any associated fee and/or penalty, as follows:

   • It appears that the $5,000 fee associated with the note is at times referred to as a "one time pay off fee" and at other times as a "prepayment penalty." For example, it appears to be referred to as both within the fourth risk factor on page 7, but appears to be interchangeably described in various locations elsewhere within and outside of the notes to the financial statements. Please consistently describe the fee throughout the filing as to its true nature.

   • If the fee is truly a prepayment penalty, for example as indicted in the second to last sentence in the fourth risk factor, please clarify how the fee is a "prepayment" penalty upon failure to repay the note upon the second milestone maturity date. "Prepayment" presumes that the principal of the note has been paid prior to its maturity, and not a condition upon failure to pay.

- Irrespective of the terminology for the fee referred to in the preceding bullet, it appears clear from several of your disclosures (for example, on pages 3, 7, 28, 35, 36) that the total amount due for the note is at least $30,000: $25,000 gross principal amount *plus* the $5,000 fee, exclusive of any associated interest. Article 2(A) of the promissory note agreement in Exhibit 10.1 of the filing appears to support this, in that it also states that $30,000, exclusive of any associated interest, is due for the note on May 23, 2012. From your present disclosures, it appears a fee of at least $5,000 is payable whether the principal of the note is repaid before, on or after May 23, 2012. Since a fee of at least $5,000 appears to be a present obligation that is payable under any circumstances, it should be fully accrued in your financial statements. That is, it appears that the discounted balance of the note reported at November 30, 2011 should be at least $29,989 instead of $24,989. Please clarify for us and in your disclosures your obligation in regard to the $5,000 fee and your accounting of it, and revise the financial statements and disclosures as appropriate.

- Your response and disclosures do not address the amount payable on the note of $35,000, exclusive of any associated interest, on May 23, 2013 as indicated in Article 2(B) of the promissory note agreement. Please clearly address this $35,000 payment requirement in your response and disclosure.

- You disclose in several places (for example, pages 7, 35, F-8a, F-12a, F-6b, F-7b) that there is a prepayment penalty during which time you would have to buy back the Series B preferred shares and security interest in the tooling mold for $30,000. The present context of your disclosures in regard to the Berger note and associated terms and conditions appear to imply that this buyback prepayment penalty is an additional penalty above and beyond the $5,000 one time fee/prepayment penalty referred to in the first bullet. This is based on the presumption that the $5,000 one time fee/prepayment penalty is a firm amount due for the note under any circumstances, as indicated in the third bullet above. Further, it appears that the buyback prepayment penalty is operative upon prepayment (meaning paid off prior to maturity) of the full $30,000 (as indicated in the third bullet above) due on the note, meaning that the buyback prepayment penalty is in addition to the prepayment of the note. Please clarify in your disclosures (i) whether the one time fee/prepayment penalty is the same as or separate from the buyback prepayment penalty, (ii) if they are two separate penalties, the amount of each and when each becomes operative, and (iii) how the amount(s) of the penalty(ies) correlate with the amount of the principal to be repaid at each applicable prepayment and maturity date.

- • We note disclosure of certain terms and conditions of the Berger note in the "Series B Preferred Stock" and "Secured Note Payable" notes to the financial statements in both of the annual and interim period financial statements included in the filing. Please ensure full consistency of the content of the Berger note among these notes within and between the periods presented for clarity of understanding to investors.

We believe clear and consistent disclosure throughout your filing concerning amounts, timing of amounts, terms and conditions associated with the Berger note is important to investors because of the significance of the tooling mold securing the note to your ability to operate in the event of default of the note.

Recent Sales of Unregistered Securities, page II-3

14. In the second-from-the-last sentence of the second paragraph you disclose that $25,000 was paid for the 25,000 shares of Series B preferred stock issued in connection with the Berger note. Our understanding is that you received the $25,000 as proceeds from the note and not the sale of the preferred shares. From disclosure elsewhere in the filing it appears you attributed $25 to this preferred stock. Please clarify for us and revise your disclosure as appropriate.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via Facsimile
   Thomas C. Cook, Esq.